400 Applewood Crescent Vaughan ON L4K 0C3 T: 905 532 7515 F: 905 532 7576 Loreto.grimaldi@progressivewaste.com www.progressivewaste.com

January 4, 2016

Terence O’Brien
Branch Chief, Office of Manufacturing and Construction
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Progressive Waste Solutions Ltd. Form 40-F Filed March 30, 2015 File No. 1-34370

I am responding to your letter dated December 22, 2015 addressed to our Executive Vice-President and Chief Financial Officer, Ian Kidson.

Below please find our response to your query.

Comment #1
We have read your response to comment 1 in our letter dated November 23, 2015.  Please highlight in your disclosures where applicable that absent the reorganization of your management structure, the former U.S. northeast reporting unit would have been expected to continue to fail step one of the goodwill impairment test.

Response
We confirm that we will include disclosure, where applicable, in our 2015 annual report on Form 40-F that “absent our reorganization announced April 30, 2015 and holding all other facts and circumstances constant, the step one test of impairment for our previously reported U.S. northeast reporting unit was expected to fail at each annual test date.  Accordingly, and in accordance with the accounting standards, we would have expected to complete a step two test of impairment at each annual testing date, or earlier, had a triggering event occurred in an interim period that indicated the carrying amount of goodwill was higher than its fair value.”

Yours truly,

Progressive Waste Solutions Ltd.

/s/ Loreto Grimaldi

Loreto Grimaldi
SVP General Counsel & Secretary

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3